UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of DECEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  December 19, 2006                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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              HALO COMPLETES RED LAKE MAPPING AND SAMPLING PROGRAM

VANCOUVER, BRITISH COLUMBIA, DECEMBER 19, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE the completion of a geological mapping and sampling program at the West Red Lake property that returned assays up to 81 G/T GOLD AND 106 G/T SILVER.

A series of trenches were discovered, in an area designated the North Zone, that expose silicified shear zones containing pyrite. Eight samples collected from Trench 8-01 averaged 7.83 G/T AU, 65.83 G/T AG AND 8586 PPM CU. The maximum gold value returned 22.7 g/t and the maximum silver and copper values returned 106 g/t and 3.63% respectively. This mineralized occurrence lies about 200m south of the main group North Zone trenches.

The South Zone, located 350m to the south, is exposed within a series of trenches and steep-walled pits over a strike length of 100 meters. The mineralization is hosted within intermediate to- felsic lapilli tuffs and is concentrated in silicified, sulphidized shears up to 2 meters in width containing pyrite and locally sphalerite, chalcopyrite, galena and arsenopyrite. A sample collected near the 9-44 "shaft" returned 81 G/T AU, 100 G/T AG AND 4.61% CU OVER A WIDTH OF 0.70M. In addition, a sample taken from the 10-23 pit located along strike about 80m west of the 9-44 location yielded 3.62 G/T AU, 100 G/T AG AND 8040 PPM AS.

A total of 97 rock samples were submitted for assay to ALS Chemex Laboratories in Thunder Bay. Preliminary mapping and lithogeochemistry to identify alteration zones have confirmed that the geology is prospective for gold, copper and silver mineralization.

Halo plans to carry out about 25 line km of grid work covering both the North and South Zones, extending to the east to include the May-Spiers deposit. This will be followed-up with detailed induced polarization (IP) and magnetometer surveying and diamond drilling of the highest priority targets. This work is contemplated for the first quarter of 2007.

ABOUT RED LAKE PROPERTY

The West Red Lake property consists of 70 claims covering 15 square kilometers located in Ball Township, 35 km west of Red Lake, Ontario. The property was acquired by option from Goldcorp Inc., in April, 2006. The Red Lake greenstone belt has seen productions of 25 million ounces of gold from 30 mines in the past 80 years, including the Campbell and Red Lake Mines owned by Goldcorp Inc. which are still low-cost producers.

Numerous gold showings occur on the property hosted within a variety of geological environments and the current program focused on the Middle Bay-May Spiers target. Sampling of trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization.

Discovered in the 1930's, the Miles Red Lake gold occurrence is located on an adjacent property about 1.5km to the west and has been exploited by a shaft and limited underground development. The occurrence consists of gold in quartz veins hosted within a feldspar porphyry intrusive.

The May-Spiers deposit is located on the property and lies about 2.5km to the east of the Middle Bay, North and South Zones. Gold mineralization is contained within porphyry and silicified volcanic rocks. In 1934-35, May-Spiers Gold Mines Ltd. undertook development which included the sinking of a shaft to a vertical depth of 114m and the establishment of 602m of lateral work on three levels and 754m of underground drilling. The principle mineralized structure was traced over a strike length of 108m to a depth of 107m. In 1980, Dumont Nickel carried out limited diamond drilling on the property. Drill holes are reported to have intersected 19.20 g/t Au over a core length of 1.83m and 15.09 g/t Au over a core length of 0.91m.

The Middle Bay area is underlain by a diversity of rock types that include a thick sequence of intermediate to felsic calc-alkaline flows and pyroclastic rocks of the Ball Assemblage, an extensive massive to planar-bedded carbonate-chert unit that overlies this assemblage and serpentinized pyroxenite and peridotite comprising the late-stage Pipestone ultramafic intrusive.

A number of companies including Hemlo Gold Mines Ltd., Goldcorp Inc., Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935. The property has now been consolidated into a larger package of contiguous claims which is the first opportunity to apply modern exploration methods in an under explored portion of a prolific mineral belt.


QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI-43-101.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities lawsthat involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax:604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com